CONSENT OF AUTHOR

Ronald Joe Scheurenberg
Knight Piesold (Pty) Ltd
TC Watermeyer Centre
Cnr Rivonia Boulevard and 10th Avenue
Rivonia, 2128
South Africa

Email: ronnies@kprsa.ca.za

US Securities and Exchange Commission

I, Ronald Joe Scheurenberg., Pr.Eng, certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Form 40F of Great Basin Gold Ltd. contains any misrepresentation of the information contained in Technical Report “Burnstone Gold Project Pre-feasibility Study Area 1 –Executive Summary” dated November 2004.

I do hereby consent to the filing with the regulatory authorities.

Dated this 30th day of March, 2006.

/s/ R.J. Scheurenberg

Name	R.J. Scheurenberg
Company	Knight Piesold (Pty) Ltd